Eric J. Gervais Partner 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8362 fax: 816.983.8080 eric.gervais@huschblackwell.com

March 29, 2010

VIA EDGAR AND E-MAIL

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Larry L. Greene, Senior Counsel
Re:
Proxy Statement for Tortoise Energy Infrastructure Company (“TYG”), Tortoise Energy Capital Corporation (“TYY”), Tortoise North American Energy Corporation (“TYN”), Tortoise Capital Resources Corporation (“TTO”) and Tortoise Power and Energy Infrastructure Fund, Inc. (“TPZ” and together with TYG, TYY, TYN and TTO, each a “Company” and collectively, the “Companies”)

To the Commission:

On March 9, 2010, the Companies filed with the Securities and Exchange Commission (the “Commission”) a preliminary joint proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934.   The Companies subsequently received oral comments from Mr. Larry L. Greene of the Commission Staff (the “Staff”).  The Companies are filing concurrently herewith their definitive joint proxy statement.  A summary of each oral comment received from the Staff has been included in this letter for your reference, and the Companies’ response is presented below each comment.

1.	Comment: Please disclose that each individual nominated to election as a director has agreed to serve in such role and to be named in the joint proxy statement.

Response: Such disclosure is found in the first paragraph in Proposal One.

2..
Comment:  Please confirm to the Staff that none of the Companies with currently effective shelf registration statements will sell their common shares below NAV using a prospectus supplement to such shelf registration statement if the cumulative dilution for all offerings below NAV by such Company during the period for which authorization to sell below NAV is sought exceeds 15%.  In the event any of the Companies file a post-effective amendment to such shelf registration statement subject to Staff review, the threshold would reset.

Response: The Companies hereby make such confirmation.

KCP-1762876-1

March 29, 2010 page

3.	Comment: Please disclose that the issuance of shares below net asset value causes NAV to decrease which may reduce the market price of the shares.

Response:  The first paragraph under the heading “Key Stockholder Considerations” in Proposal Two has been revised to highlight the potential impact of the issuance of shares below net asset value on the market price of the shares.

4.
Comment:  Please revise the language under the caption “Required Vote” in Proposals Two, Three and Four to make clear that the current disclosure regarding “a majority of the votes cast” is a reference to the number of shares voted.

Response:  The disclosure has been revised as requested.

5.	Comment: Please revise the disclosure under the heading “Dilution” in Proposal Four to give an example of the anti-dilution protections mentioned therein.

Response:  The disclosure has been revised as requested.

6.
Comment:  Please revise the table under the heading “Security Ownership of Management and Certain Beneficial Owners” by removing “Aggregate” from the line referencing the range of holdings in each Company.

Response: The disclosure has been revised as requested.

7.
Comment:  Disclosure under the heading “More Information About The Meeting – Revoking a Proxy” provides that a proxy may be revoked by attending the meeting, requesting return of any previously voted proxy, and voting in person.  Please advise the Staff whether a shareholder who fails to request the return of a previously voted proxy will be penalized.

Response: The Companies hereby confirm that any shareholder who votes in person at the meeting but fails to request the return of a previously voted proxy will not be penalized.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais

KCP-1762876-1